EXHIBIT 1

EXECUTION VERSION

………………………….. 2020

TRANSGLOBE PETROLEUM INTERNATIONAL INC.

as Seller

and

THE AFFILIATES OF THE SELLER LISTED IN SCHEDULE 1

as Transaction Parties

and

MERCURIA ENERGY TRADING SA

as Buyer

AMENDMENT DEED relating to a Prepayment Agreement dated 10 February 2017 as amended and restated on 17 November 2017

Herbert Smith Freehills LLP

THIS DEED is dated __________ 2020 and made between:

(1)	TRANSGLOBE PETROLEUM INTERNATIONAL INC., a private limited liability company incorporated under the Laws of the Turks and Caicos Islands having its office at Richmond House, P.O. Box 127, Leeward Highway, Providenciales, Turks and Caicos Islands (the "Seller");
(2)	THE AFFILIATES of the Seller listed in Schedule 1 as Transaction Parties; and
(3)	MERCURIA ENERGY TRADING SA, a company organised under the laws of Switzerland having its office at 50 Rue Du Rhone, Geneva, 11204, Switzerland (the "Buyer").

RECITALS:

(A)	Pursuant to a prepayment agreement dated 10 February 2017, as amended and restated on 17 November 2017, between, among others, the Buyer and the Seller (the "Prepayment Agreement"), the Buyer agreed to prepay an amount up to the Advance Amount to the Seller in consideration of future deliveries to the Buyer of Crude Oil under the Commercial Contract.
(B)	The Parties to the Prepayment Agreement have agreed to amend the Prepayment Agreement as set out in this Deed in order to extend the Maturity Date of the Advance.

THIS DEED PROVIDES as follows:

1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions

Terms defined in the Amended Prepayment Agreement (as defined below) shall, unless otherwise defined in this Deed or a contrary intention appears, bear the same meaning when used in this Deed and the following terms shall have the following meanings:

"Amended Prepayment Agreement" means the Prepayment Agreement as amended in accordance with Clause 2 (Amendments).

"Effective Date" means 31 March 2020, provided that the Buyer has received the documents and other evidence specified in Schedule 2 (Conditions Precedent) in form and substance satisfactory to it, in accordance with Clause 2 (Amendments).

1.2	Interpretation

The provisions of clause 1.2 (Construction), clause 1.3 (Currency symbols and definitions), clause 1.4 (Third party rights) of the Prepayment Agreement shall also apply to this Deed as though they were set out in this Deed, but as if references in those clauses to the Prepayment Agreement were to this Deed, except that references in this Deed to Clauses and Schedules are to clauses and schedules of this Deed unless otherwise specified.

1.3	Advance Document

The Buyer and the Seller hereby designate this Deed as an Advance Document for the purposes of the Prepayment Agreement.

2.	Amendments
2.1	The Prepayment Agreement shall be amended as set out in Clause 2.2 with effect from (and including) the Effective Date and so that the rights and obligations of the parties to this Deed relating to their performance under the Prepayment Agreement from (and including) the Effective Date shall be governed by and construed in accordance with the terms of the Amended Prepayment Agreement.
2.2	The Prepayment Agreement shall be amended as follows:
2.2.1	The preamble shall be amended to include reference to the Second Amendment Agreement after the words “First Amendment Agreement” and the words “as such term” shall be amended to “as such terms”.
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2.2.2	The definition of “Advance Document” in Clause 1.1 (Definitions) shall be amended to include a new paragraph (c) as set out below, and the subsequent paragraphs (c) to (g) (inclusive) shall be reordered in alphabetical order:

“(c) Second Amendment Agreement;”

2.2.3	Clause 1.1 (Definitions) shall be amended to include the following defined terms in alphabetical order:

“First Security Assignment” means the Security Assignment dated 20 March 2017 between the Seller and the Buyer.

“Second Security Assignment” means the Security Assignment dated on or about the date of the Second Amendment Agreement between the Seller and the Buyer.

2.2.4	Clause 1.1 (Definitions) shall be amended to include the following defined term in alphabetical order:

“"Second Amendment Agreement" means the amendment deed in respect of this Agreement dated ___________ 2020 among the Parties.”

2.2.5	Paragraph (d) in the definition of “Transaction Security Documents” shall be replaced in its entirety with the following words:

“(d) the first-ranking First Security Assignment and Second Security Assignment over any Hedging Transactions entered into by members of the Group.”

2.2.6	The definition of “Maturity Date” in Clause 1.1 (Definitions) shall be replaced in its entirety with the following:

“"Maturity Date" means 30 September 2021.”

2.2.7	The definition of “Repeating Representations” in Clause 1.1 (Definitions) shall be replaced in its entirety with the following:

“"Repeating Representations" means each of the representations set out in Clause 18.2 (Status) to 18.26 (Seller Production Forecast).”

2.3	The parties to this Deed agree that, with effect from (and including) the Effective Date, they shall have the rights and take on the obligations ascribed to them under the Amended Prepayment Agreement.
2.4	The Buyer shall promptly notify the Seller when it has received the documents specified in Schedule 2 (Conditions Precedent) in form and substance satisfactory to it.
3.	GUARANTEE and Security confirmations
3.1	Each Transaction Party:
3.1.1	agrees to the amendment of the Prepayment Agreement as contemplated by this Deed; and
3.1.2	with effect from the Effective Date, confirms that any security or guarantee created or given by it under the Advance Documents (including under clause 16 (Guarantee and Indemnity) of the Amended Prepayment Agreement and each Transaction Security Document) will:
(A)	continue in full force and effect, notwithstanding the amendments referred to in Clause 2 (Amendments); and
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(B)	extend to all liabilities and obligations of the Transaction Parties arising under this Deed and the Amended Prepayment Agreement.
4.	REPRESENTATIONS AND WARRANTIES
4.1	Each Transaction Party makes the Repeating Representations:
4.1.1	as at the date of this Deed, by reference to the facts and circumstances now existing as if references to the Advance Documents included references to this Deed; and
4.1.2	as at the Effective Date, by reference to the facts and circumstances then existing.
5.	CONTINUATION
5.1	This Deed is supplemental to, and shall be construed as one with, the Prepayment Agreement.
5.2	Except as varied by the terms of this Deed, the Prepayment Agreement will remain in full force and effect and any reference in the Transaction Documents to the Prepayment Agreement or to any provision of the Prepayment Agreement will be construed as a reference to the Prepayment Agreement, or that provision, as amended and restated by this Deed.
5.3	Except as otherwise provided in this Deed, the Transaction Documents remain in full force and effect.
6.	FURTHER ASSURANCE

Each Transaction Party agrees that it shall promptly, upon the request of the Buyer, execute and deliver at its own expense any document and do any act or thing in order to confirm or establish the validity and enforceability of this Deed.

7.	FEES AND EXPENSES

The Seller shall within three Business Days of demand pay the Transaction Parties the amount of all legal fees (including disbursements and any applicable value added tax or other similar tax thereon) incurred by the Transaction Parties in connection with the negotiation, preparation, printing and execution of this Deed, in each case, provided the Seller has approved the amount of such legal fees prior to their incurrence.

8.	counterparts

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Deed.

9.	GOVERNING LAW

This Deed and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including any non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

This Deed has been entered into on the date stated at the beginning of this Deed.

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Schedule 1

The Transaction Parties (other than the Seller)

Company Name	Original Jurisdiction	Company Number
TransGlobe Energy Corporation	Alberta, Canada	2011125313
TransGlobe Petroleum Egypt Inc.	Turks and Caicos Islands	TC.033888
TransGlobe West Gharib Inc.	Turks and Caicos Islands	TC.047973
TransGlobe West Bakr Inc.	Turks and Caicos Islands	TC.039822
TG NW Gharib Inc.	Turks and Caicos Islands	TC.040964
TG Holdings Egypt Inc.	Turks and Caicos Islands	TC.047996
TG South Alamein Inc.	Turks and Caicos Islands	TC.047997
TG South Alamein II Inc.	Turks and Caicos Islands	TC.048001
TG S Ghazalat Inc.	Turks and Caicos Islands	TC.041419
TG Holdings Yemen Inc.	Turks and Caicos Islands	TC.021548

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Schedule 2

Conditions Precedent

1.	AUTHORISATIONS
1.1	A certificate of an Authorised Signatory or director of each Transaction Party in a form agreed by the Parties.
1.2	A certificate of an Authorised Signatory or director of each Transaction Party certifying that:
1.2.1	each copy document relating to that Transaction Party specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the Effective Date; and
1.2.2	each document relating to that Transaction Party specified in Schedule 2 (Conditions Precedent) of the Prepayment Agreement delivered to the Buyer in connection with Initial CP Satisfaction remains correct, complete and in full force and effect as at a date no earlier than the Effective Date, including (without limitation) the documents listed in clauses 1.1, 1.2 and 1.5 of Schedule 2 (Conditions Precedent) of the Prepayment Agreement.
1.3	A certified copy of a resolution of the board of directors of each Transaction Party:
1.3.1	authorising and approving the terms of, and the transactions contemplated by, this Deed and resolving that it execute, deliver and perform this Deed (and each condition precedent or other ancillary document referred to in or contemplated by this Deed);
1.3.2	authorising a specified person or persons to execute this Deed (and each condition precedent or other ancillary document referred to in or contemplated by this Deed) on its behalf; and
1.3.3	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with this Deed (and each condition precedent or other ancillary document referred to in or contemplated by this Deed).
2.	LEGAL OPINIONS

The following legal opinions, in form and substance acceptable to the Buyer and each addressed to the Buyer and capable of being relied on by the First Buyer's Funders:

2.1.1	a legal opinion of Herbert Smith Freehills LLP as to the enforceability of this Deed under English law;
2.1.2	a legal opinion from Burnet Duckworth & Palmer LLP as to the Parent's capacity and execution of this Deed under the laws of Alberta, Canada; and
2.1.3	a legal opinion from Misick & Stanbrook LLP as to each Transaction Party's (other than the Parent's) capacity and execution of this Deed and the Second Security Assignment under the laws of the Turks and Caicos Islands, each substantially in the form distributed to the Buyer prior to signing this Deed.

3.	Transaction Documents
3.1	An original duly executed copy of this Deed.
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3.2	An original duly executed copy of the Second Security Assignment.
3.3	Evidence that any registration or perfection steps necessary or desirable in respect of the Transaction Security Documents have been taken.
4.	OTHER documents and evidence
4.1	A copy of any Authorisation or other document or assurance which the Buyer considers to be necessary or desirable (if it has notified the Seller accordingly) in connection with the entry into and performance of the transactions contemplated by this Deed or for the validity and enforceability of this Deed.
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SIGNATORIES TO THE AMENDMENT DEED

IN WITNESS HEREOF the Seller and each other Transaction Party has duly executed this Deed on the date first above written.

EXECUTED AS A DEED by

TRANSGLOBE PETROLEUM

INTERNATIONAL INC.,

a company incorporated in the Turks and Caicos Island,

acting by Randall C. Neely,

who, in accordance with the laws of that

territory, is acting under the authority of the Company

………………………………… (Signature of Director/authorised signatory with express authority)

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The Transaction Parties (other than the Seller)

EXECUTED AS A DEED by TRANSGLOBE ENERGY CORPORATION acting by in the presence of: Signature of witness Name of witness (in BLOCK CAPITALS) Address of witness	…………………………… Director Name: Randall C. Neely ……………………………

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EXECUTED AS A DEED by

TRANSGLOBE PETROLEUM

EGYPT INC.,

a company incorporated in the Turks and Caicos Island,

acting by Randall C. Neely,

who, in accordance with the laws of that

territory, is acting under the authority of the Company

………………………………… (Signature of Director/authorised signatory with express authority)

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EXECUTED AS A DEED by

TRANSGLOBE WEST GHARIB INC.,

a company incorporated in the Turks and Caicos Island,

acting by Randall C. Neely,

who, in accordance with the laws of that

territory, is acting under the authority of the Company

………………………………… (Signature of Director/authorised signatory with express authority)

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EXECUTED AS A DEED by

TRANSGLOBE WEST BAKR INC.,

a company incorporated in the Turks and Caicos Island,

acting by Randall C. Neely,

who, in accordance with the laws of that

territory, is acting under the authority of the Company

………………………………… (Signature of Director/authorised signatory with express authority)

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EXECUTED AS A DEED by

TG NW GHARIB INC.,

a company incorporated in the Turks and Caicos Island,

acting by Randall C. Neely,

who, in accordance with the laws of that

territory, is acting under the authority of the Company

………………………………… (Signature of Director/authorised signatory with express authority)

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EXECUTED AS A DEED by

TG HOLDINGS EGYPT INC.,

a company incorporated in the Turks and Caicos Island,

acting by Randall C. Neely,

who, in accordance with the laws of that

territory, is acting under the authority of the Company

………………………………… (Signature of Director/authorised signatory with express authority)

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EXECUTED AS A DEED by

TG SOUTH ALAMEIN INC.,

a company incorporated in the Turks and Caicos Island,

acting by Randall C. Neely,

who, in accordance with the laws of that

territory, is acting under the authority of the Company

………………………………… (Signature of Director/authorised signatory with express authority)

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EXECUTED AS A DEED by

TG SOUTH ALAMEIN II INC.,

a company incorporated in the Turks and Caicos Island,

acting by Randall C. Neely,

who, in accordance with the laws of that

territory, is acting under the authority of the Company

………………………………… (Signature of Director/authorised signatory with express authority)

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EXECUTED AS A DEED by

TG S GHAZALAT INC.,

a company incorporated in the Turks and Caicos Island,

acting by Randall C. Neely,

who, in accordance with the laws of that

territory, is acting under the authority of the Company

………………………………… (Signature of Director/authorised signatory with express authority)

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EXECUTED AS A DEED by

TG HOLDINGS YEMEN INC.,

a company incorporated in the Turks and Caicos Island,

acting by Randall C. Neely,

who, in accordance with the laws of that

territory, is acting under the authority of the Company

………………………………… (Signature of Director/authorised signatory with express authority)

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The Buyer

EXECUTED AS A DEED on behalf of MERCURIA ENERGY TRADING SA acting by in the presence of: Signature of witness Name of witness (in BLOCK CAPITALS) Address of witness	……………………………

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